May 13, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Interim Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
NiSource Inc.
801 E. 86th Ave.
Merrillville, IN 46410

File No. 70-10169

Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 30, 2003, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended March 31, 2005:

1.	The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

     None

2.	The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.’s benefit plans or otherwise

     913,330

3.	If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror

     None

4.	The amount and terms of any long-term debt, preferred stock, preferred securities, equity-linked securities or short-term debt issued directly or indirectly by NiSource Inc.

     Please see Exhibit 1

5.	The maximum outstanding amount of all borrowings under or investments in the money pool by each money pool participant during the quarter, and the rate or range of rates charged on money pool borrowings and paid on money pool investments

     Please see Exhibit 2

6.	The number of shares of common stock issued by Columbia Energy Group to NiSource Inc. and the price per share paid

     None

7.	The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Energy Group to NiSource Finance Corp. or other financing subsidiary of NiSource Inc.

     None

8.	The number of shares of common stock issued by Columbia Gas of Maryland, Inc. to Columbia Energy Group and the price per share paid

     None

9.	The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Gas of Maryland, Inc. to Columbia Energy Group

     None

10.	The amount and terms of any financings consummated by any non-utility subsidiary that are not exempt under Rule 52

     None

11.	The name of the guarantor and of the beneficiary of any parent guarantee or non-utility subsidiary guarantee issued, and the amount, terms and purpose of the guarantee

     Please see Exhibit 3

12.	The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into and identity of the parties to such instruments

     None

13.	The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary

     None

14.	A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing

     Columbia Energy Group U-6B-2 filed on behalf of Columbia of Ohio Receivables Corporation on March 18, 2005.
     Northern Indiana Public Service Company U-6B-2 filed on behalf of NIPSCO Receivables Corporation on March 18, 2005.

15.	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource Inc. and Columbia Energy Group, that has engaged in authorized financing transactions during the quarter

Please see the attached Exhibits 4 through 15 for balance sheets for NiSource Inc., Columbia Energy Group, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Inc., Kokomo Gas and Fuel Company, Northern Indiana Fuel and Light, Inc., Columbia Gas of Kentucky, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc., Columbia Gas of Virginia, Inc. and Columbia Gas of Maryland, Inc.

Very truly yours, NiSource Inc.
By:	/s/ Jeffrey W. Grossman
Jeffrey W. Grossman
Vice President

Exhibit #1

NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #4

	Amount Issued During	Amount Outstanding
	First Quarter of 2005	March 31, 2005	Type of Debt
Company	(in thousands)	(in thousands)	or Security	Terms
NiSource Finance Corp.	-	-	Short-term Debt	Credit facility advances

NiSource Inc.*	-	3,777,666	Long-term Debt	Various maturity dates and weighted average interest rates

*	NiSource Inc. includes long-term debt issues made by NiSource Capital Markets, Inc. and NiSource Finance Corp.

Exhibit #2

NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #5

	Maximum Amount	Maximum Amount	Average Interest
	Outstanding During	Invested During	Rate During
Subsidiary (amounts in thousands)	First Quarter of 2005	First Quarter of 2005	First Quarter of 2005
Bay State Gas Company	169,206	—	4.74%
Columbia Assurance Agency, Inc.	N/A	35	4.74%
Columbia Accounts Receivable Corporation	N/A	10,105	4.74%
Columbia Atlantic Trading Corporation	N/A	773	4.74%
Columbia Deep Water Services Company	—	439	4.74%
Columbia Electric Corporation	N/A	4,428	4.74%
Columbia Energy Services Corporation	70,600	—	4.74%
Columbia Energy Group	N/A	575,945	4.74%
Columbia Gulf Transmission Company	—	40,053	4.74%
Columbia Gas of Virginia, Inc.	22,729	29,404	4.74%
NiSource Insurance Corporation, Ltd.	N/A	21	4.74%
Columbia Gas of Kentucky, Inc.	—	37,063	4.74%
Columbia Gas of Maryland, Inc.	—	13,512	4.74%
CNS Microwave, Inc.	N/A	1,883	4.74%
Columbia Network Services Corporation	N/A	3,115	4.74%
Columbia Gas of Ohio, Inc.	125,976	259,837	4.74%
Columbia of Ohio Receivables Corp	—	628	4.74%
Columbia Gas of Pennsylvania, Inc.	53,963	13,290	4.74%
Columbia Remainder Corporation	—	—	4.74%
Crossroads Pipeline	14,618	—	4.74%
NiSource Corporate Services Company	74,063	—	4.74%
NiSource Development Company, Inc.	184,605	—	4.74%
EnergyUSA, Inc.	34,614	—	4.74%
EnergyUSA, Inc. (MA)	—	1,701	4.74%
Kokomo Gas and Fuel Company	—	8,630	4.74%
NiSource Capital Markets. Inc.	N/A	894	4.74%
NI Energy Services, Inc.	47,503	—	4.74%
NiSource Energy Technologies, Inc.	23,219	—	4.74%
NiSource Finance Corp.	N/A	648,384	4.74%
NiSource Inc.	N/A	42,966	4.74%
Northern Indiana Fuel and Light Company, Inc.	—	20,663	4.74%
Northern Indiana Public Service Company	495,689	—	4.74%
NIPSCO Receivables Corporation	—	2,828	4.74%
NiSource Retail Services, Inc.	1,483	—	4.74%
Granite State Gas Transmission	6,917	—	4.74%
Northern Utilities, Inc.	14,915	2,817	4.74%
PEI Holdings, Inc.	103,319	—	4.74%
Columbia Gas Transmission Corporation	—	200,959	4.74%
EnergyUSA-TPC Corp.	55,339	21,732	4.74%

Exhibit #3

NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item # 11

		Guarantees
		Issued During
		First Quarter 2005
Guarantor	Subsidiary	(in thousands)	Purpose
NiSource Inc.	KGF Trading Company	25,000	Guarantee commodity transactions
NiSource Inc.	NiSource Finance Corp.	8,830	Guarantee interest rate risk/payment

Exhibit #4

NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005
ASSETS
Property, Plant, and Equipment:
Utility plant	$16,270,903
Accumulated depreciation and amortization	(7,340,900)

Net Utility Plant	8,930,003

Other property, at cost, less accumulated depreciation	427,450

Net Property, Plant and Equipment	9,357,453

Investments:
Assets of discontinued operations and assets held for sale	40,838
Unconsolidated affiliates	97,767
Other investments	82,822

Total Investments	221,427

Current Assets:
Cash and cash equivalents	587,959
Restricted cash	30,092
Accounts receivable — less reserve	610,039
Unbilled revenue — less reserve	282,823
Gas inventory	70,050
Underrecovered gas and fuel costs	183,452
Material and supplies, at average cost	72,513
Electric production fuel, at average cost	31,225
Price risk management asset	125,188
Exchange gas receivable	182,445
Regulatory assets	143,778
Prepayments and other	84,723

Total Current Assets	2,404,287

Other Assets:
Price risk management asset	149,328
Regulatory assets	582,154
Goodwill	3,687,183
Intangible assets	516,237
Deferred charges and other	185,604

Total Other Assets	5,120,506

Total Assets	$17,103,673

Exhibit #4

NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005
CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stock Equity	$4,942,020
Preferred Stocks — Series without mandatory redemption provisions	81,114
Long-term debt, excluding amounts due within one year	4,809,692

Total Capitalization	9,832,826

Current Liabilities:
Current portion of long-term debt	1,299,628
Accounts payable	502,306
Dividends declared on common and preferred stocks	63,593
Customer deposits	95,260
Taxes accrued	376,780
Interest accrued	146,667
Overrecovered gas and fuel costs	44,500
Price risk management liabilities	28,401
Exchange gas payable	236,968
Current deferred revenue	26,777
Regulatory liabilities	40,501
Accrued liability for postretirement and pension benefits	86,737
Other accruals	597,152

Total current liabilities	3,545,270

Other:
Price risk management liabilities	8,647
Deferred income taxes	1,695,663
Deferred investment tax credits	76,156
Deferred credits	63,263
Non-current deferred revenue	83,041
Accrued liability for postretirement and pension benefits	420,290
Preferred stock liabilities with mandatory redemption provisions	635
Regulatory liabilities and other removal costs	1,188,980
Other noncurrent liabilities	187,902

Total other	3,724,577

Total Capitalization and Liabilities	$17,102,673

Exhibit #5

Columbia Energy Group
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005
ASSETS
Property, Plant and Equipment
Utility Plant	$8,384,522
Accumulated depreciation and amortization	(3,760,591)

Net utility plant	4,623,931

Other property, at cost, less accumulated depreciation	2,271

Net Property, Plant and Equipment	4,626,202

Investments and Other Assets
Assets of discontinued operations and assets held for sale	23,082
Unconsolidated affiliates	44,497
Other investments	51,017

Total Investments	118,596

Current Assets
Cash and cash equivalents	1,010,602
Restricted cash	551
Accounts receivable — less reserve	345,741
Unbilled revenue — less reserve	96,311
Gas inventory	37,887
Underrecovered gas and fuel costs	155,786
Materials and supplies, at average cost	18,455
Price risk management assets	67,797
Exchange gas receivable	165,868
Regulatory assets	103,773
Prepayments and other	69,385

Total Current Assets	2,072,156

Other Assets
Price risk management assets	140,541
Regulatory assets	358,872
Intangible assets	772
Deferred charges and other	144,445

Total Other Assets	644,630

Total Assets	$7,461,584

Columbia Energy Group
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005
CAPITALIZATION AND LIABILITIES
Capitalization
Common Stock Equity	$3,157,282
Long-term debt, excluding amounts due within one year	1,075,822

Total Capitalization	4,233,104

Current Liabilities
Current portion of long-term debt	281,902
Accounts payable	246,757
Customer accounts receivable credit balances and deposits	45,499
Taxes accrued	257,383
Interest accrued	36,102
Overrecovered gas and fuel costs	17,030
Price risk management liabilities	3,343
Exchange gas payable	231,619
Current deferred revenue	23,807
Regulatory liabilities	28,807
Accrued liability for postretirement and postemployment benefits	33,247
Other accruals	467,704

Total Current Liabilities	1,673,200

Other Liabilities and Deferred Credits
Price risk management liabilities	2,148
Deferred income taxes	840,372
Deferred investment tax credits	25,122
Deferred credits	39,426
Noncurrent deferred revenue	80,220
Accrued liability for postretirement and postemployment benefits	82,939
Regulatory liabilities and other cost of removal	369,560
Other noncurrent liabilities	115,493

Total Other	1,555,280

Commitments and Contingencies	-

Total Capitalization and Liabilities	$7,461,584

Exhibit #6

Northern Indiana Public Service Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005
ASSETS
Property, Plant, and Equipment:
Utility plant	$6,756,710
Accumulated depreciation and amortization	(3,246,375)

Net Utility Plant	3,510,335

Other property and investments	2,289

Current Assets:
Cash and cash equivalents	9,913
Restricted cash	691
Accounts receivable — less reserve	32,279
Unbilled revenue — less reserve	127,012
Underrecovered fuel costs	11,628
Material and supplies, at average cost	47,766
Electric production fuel, at average cost	31,225
Natural gas in storage, at last in, first-out cost	13,748
Price risk management assets	7,080
Regulatory assets	27,463
Prepayments and other	37,087

Total Current Assets	345,892

Other Assets:
Regulatory assets	178,532
Intangible assets	31,073
Deferred charges and other	7,972

Total Other Assets	217,577

Total Assets	$4,076,093

Exhibit #6

Northern Indiana Public Service Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005
CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$1,220,263
Preferred Stocks — Series without mandatory redemption provisions	81,114
Long-term debt, excluding amount due within one year	497,906

Total Capitalization	1,799,283

Current Liabilities:
Current portion of long-term debt	73,275
Short-term borrowings	213,577
Accounts payable	151,178
Dividends declared on common and preferred stock	1,054
Customer deposits	57,990
Taxes accrued	137,038
Interest accrued	7,054
Overrecovered gas and fuel costs	25,318
Price risk management liabilities	79
Regulatory liabilities	3,266
Accrued liability for postretirement and pension benefits	22,028
Other accruals	80,810

Total current liabilities	772,667

Other:
Deferred income taxes	447,796
Deferred investment tax credits	48,421
Deferred credits	18,892
Accrued liability for postretirement and pension benefits	245,233
Preferred stock liabilities with mandatory redemption provisions	635
Regulatory liabilities and other removal costs	723,034
Other noncurrent liabilities	20,132

Total other	1,504,143

Total Capitalization and Liabilities	$4,076,093

Exhibit #7

Bay State Gas Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005
ASSETS
Property, Plant, and Equipment:
Utility plant	$957,500
Accumulated depreciation and amortization	(256,324)

Net Utility Plant	701,176

Other property and investments	1,740

Investments:
Unconsolidated affiliates	34

Total Investments	34

Current Assets:
Cash and cash equivalents	5,674
Accounts receivable — less reserve	131,176
Unbilled revenue — less reserve	52,346
Gas Inventory	16,286
Underrecovered gas and fuel costs	16,038
Material and supplies, at average cost	4,915
Price risk management asset	1,312
Exchange gas receivable	10,967
Regulatory assets	12,408
Prepayments and other	2,819

Total Current Assets	253,941

Other Assets:
Price risk management asset	243
Regulatory assets	47,441
Intangible assets	458,185
Deferred charges and other	10,596

Total Other Assets	516,465

Total Assets	$1,473,356

Exhibit #7

Bay State Gas Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005
CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$579,122
Long-term debt excluding amt due within one year	232,667

Total Capitalization	811,789

Current Liabilities:
Current portion of long-term debt	10,833
Short-term borrowings	108,084
Accounts payable	55,619
Customer deposits	4,231
Taxes accrued	15,423
Interest accrued	998
Regulatory liabilities	5,084
Other accruals	44,101

Total current liabilities	244,373

Other:
Deferred income taxes	292,472
Deferred investment tax credits	1,981
Accrued liability for postretirement and pension benefits	21,422
Regulatory liabilities and other removal costs	97,310
Other noncurrent liabilities	4,009

Total other	417,194

Total Capitalization and Liabilities	$1,473,356

Exhibit #8

Northern Utilities, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$186,569
Accumulated depreciation and amortization	(46,510)

Net Utility Plant	140,059

Other property and investments	1,666

Investments:
Unconsolidated affiliates	2

Total Investments	2

Current Assets:
Cash and cash equivalents	1,979
Accounts receivable — less reserve	21,779
Unbilled revenue — less reserve	9,034
Gas inventory	942
Underrecovered gas and fuel costs	395
Material and supplies, at average cost	979
Price risk management asset	1,312
Exchange gas receivable	8,734
Regulatory assets	1,136
Prepayments and other	595

Total Current Assets	46,885

Other Assets:
Price risk management asset	243
Regulatory assets	15,969
Intangible assets	79,609
Deferred charges and other	261

Total Other Assets	96,082

Total Assets	$284,694

Exhibit #8

Northern Utilities, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$122,058
Long-term debt excluding amt due within one year	64,167

Total Capitalization	186,225

Current Liabilities:
Current portion of long-term debt	833
Accounts payable	10,027
Customer deposits	1,090
Taxes accrued	2,790
Interest accrued	38
Regulatory liabilities	2,044
Other accruals	9,253

Total current liabilities	26,075

Other:
Deferred income taxes	53,477
Deferred investment tax credits	209
Accrued liability for postretirement and pension benefits	2,533
Regulatory liabilities and other removal costs	13,036
Other noncurrent liabilities	3,139

Total other	72,394

Total Capitalization and Liabilities	$284,694

Exhibit #9

Kokomo Gas and Fuel Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$57,834
Accumulated depreciation and amortization	(34,406)

Net Utility Plant	23,428

Investments:
Unconsolidated affiliates	5

Total Investments	5

Current Assets:
Cash and cash equivalents	5,059
Accounts receivable — less reserve	11,248
Unbilled revenue — less reserve	3,903
Gas Inventory	922
Material and supplies, at average cost	331
Price risk management assets	1,576
Prepayments and other	43

Total Current Assets	23,082

Other Assets:
Goodwill	16,439
Intangible assets	159
Deferred charges and other	373

Total Other Assets	16,971

Total Assets	$63,486

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$41,514

Total Capitalization	41,514

Current Liabilities:
Accounts payable	6,870
Customer deposits	562
Taxes accrued	1,571
Interest accrued	159
Overrecovered gas and fuel costs	1,915
Regulatory liabilities	1,576
Other accruals	2,668

Total current liabilities	15,321

Other:
Deferred income taxes	4,027
Deferred investment tax credits	384
Accrued liability for postretirement and pension benefits	1,819
Regulatory liabilities and other removal costs	292
Other noncurrent liabilities	129

Total other	6,651

Total Capitalization and Liabilities	$63,486

Exhibit #10

Northern Indiana Fuel and Light Company, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$58,365
Accumulated depreciation and amortization	(25,227)

Net Utility Plant	33,138

Other property and investments	701

Current Assets:
Cash and cash equivalents	9,206
Accounts receivable — less reserve	19,287
Unbilled revenue — less reserve	3,250
Gas inventory	219
Material and supplies, at average cost	302
Price risk management assets	1,767
Prepayments and other	87

Total Current Assets	34,118

Other Assets:
Regulatory assets	67
Goodwill	13,307
Intangible assets	591
Deferred charges and other	107

Total Other Assets	14,072

Total Assets	$82,029

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$55,044

Total Capitalization	55,044

Current Liabilities:
Accounts payable	7,119
Customer deposits	221
Taxes accrued	2,160
Interest accrued	31
Overrecovered gas and fuel costs	237
Regulatory liabilities	1,767
Other accruals	699

Total current liabilities	12,234

Other:
Deferred income taxes	6,085
Deferred investment tax credits	232
Accrued liability for postretirement and pension benefits	8,047
Regulatory liabilities and other removal costs	181
Other noncurrent liabilities	206

Total other	14,751

Total Capitalization and Liabilities	$82,029

Exhibit #11

Columbia Gas of Kentucky, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$242,248
Accumulated depreciation and amortization	(86,306)

Net Utility Plant	155,942

Current Assets:
Cash and cash equivalents	11,914
Accounts receivable — less reserve	45,348
Unbilled revenue — less reserve	8,884
Gas inventory	2,037
Underrecovered gas and fuel costs	7,226
Material and supplies, at average cost	37
Exchange gas receivable	321
Regulatory assets	332
Prepayments and other	1,481

Total Current Assets	77,580

Other Assets:
Regulatory assets	2,373
Deferred charges and other	1,437

Total Other Assets	3,810

Total Assets	$237,332

Exhibit #11

Columbia Gas of Kentucky, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$84,474
Long-term debt excluding amt due within one year	36,300

Total Capitalization	120,774

Current Liabilities:
Current portion of long-term debt	5,841
Accounts payable	16,384
Customer deposits	3,062
Taxes accrued	4,772
Interest accrued	54
Exchange gas payable	8,834
Regulatory liabilities	3,912
Accrued liability for postretirement and pension benefits	837
Other accruals	24,946

Total current liabilities	68,642

Other:
Deferred income taxes	16,021
Deferred investment tax credits	1,095
Accrued liability for postretirement and pension benefits	1,568
Regulatory liabilities and other removal costs	24,061
Other noncurrent liabilities	5,171

Total other	47,916

Total Capitalization and Liabilities	$237,332

Exhibit #12

Columbia Gas of Ohio, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$1,634,593
Accumulated depreciation and amortization	(585,982)

Net Utility Plant	1,048,611

Other property and investments	1,270

Current Assets:
Cash and cash equivalents	81,210
Accounts receivable — less reserve	204,305
Unbilled revenue — less reserve	22,756
Gas inventory	21,913
Underrecovered gas and fuel costs	110,608
Material and supplies, at average cost	710
Exchange gas receivable	4,032
Regulatory assets	89,857
Prepayments and other	18,764

Total Current Assets	554,155

Other Assets:
Regulatory assets	238,200
Intangible assets	360
Deferred charges and other	78,237

Total Other Assets	316,797

Total Assets	$1,920,833

Exhibit #12

Columbia Gas of Ohio, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$530,149
Long-term debt excluding amt due within one year	307,346

Total Capitalization	837,495

Current Liabilities:
Current portion of long-term debt	317
Accounts payable	177,197
Customer deposits	13,166
Taxes accrued	113,645
Interest accrued	1,022
Price risk management liabilities	2,102
Exchange gas payable	70,074
Regulatory liabilities	19,268
Accrued liability for postretirement and pension benefits	11,857
Other accruals	209,365

Total current liabilities	618,013

Other:
Deferred income taxes	175,544
Deferred investment tax credits	14,176
Accrued liability for postretirement and pension benefits	33,930
Regulatory liabilities and other removal costs	188,057
Other noncurrent liabilities	53,618

Total other	465,325

Total Capitalization and Liabilities	$1,920,833

Exhibit #13

Columbia Gas of Pennsylvania, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$715,483
Accumulated depreciation and amortization	(241,528)

Net Utility Plant	473,955

Other property and investments	8

Current Assets:
Cash and cash equivalents	8,122
Accounts receivable — less reserve	109,251
Unbilled revenue — less reserve	43,556
Gas inventory	9,627
Underrecovered gas and fuel costs	37,952
Material and supplies, at average cost	595
Exchange gas receivable	39,727
Regulatory assets	4,848
Prepayments and other	1,287

Total Current Assets	254,965

Other Assets:
Price risk management assets	2,148
Regulatory assets	66,239
Intangible assets	36
Deferred charges and other	2,864

Total Other Assets	71,287

Total Assets	$800,215

Exhibit #13

Columbia Gas of Pennsylvania, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$245,484
Long-term debt excluding amt due within one year	167,372

Total Capitalization	412,856

Current Liabilities:
Current portion of long-term debt	17,843
Accounts payable	56,205
Customer deposits	2,932
Taxes accrued	12,973
Interest accrued	14
Price risk management liabilities	1,241
Exchange gas payable	33,729
Regulatory liabilities	638
Accrued liability for postretirement and pension benefits	3,543
Other accruals	109,397

Total current liabilities	238,515

Other:
Price risk management liabilities	2,148
Deferred income taxes	115,214
Deferred investment tax credits	6,695
Accrued liability for postretirement and pension benefits	9,884
Regulatory liabilities and other removal costs	8,561
Other noncurrent liabilities	6,342

Total other	148,844

Total Capitalization and Liabilities	$800,215

Exhibit #14

Columbia Gas of Virginia, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$535,075
Accumulated depreciation and amortization	(124,172)

Net Utility Plant	410,903

Current Assets:
Cash and cash equivalents	3,328
Accounts receivable — less reserve	54,031
Unbilled revenue — less reserve	17,317
Gas inventory	3,677
Material and supplies, at average cost	1,011
Exchange gas receivable	5,367
Regulatory assets	184
Prepayments and other	3,737

Total Current Assets	88,652

Other Assets:
Regulatory assets	3,363
Intangible assets	45
Deferred charges and other	14,153

Total Other Assets	17,561

Total Assets	$517,116

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$199,265
Long-term debt excluding amt due within one year	117,340

Total Capitalization	316,605

Current Liabilities:
Current portion of long-term debt	12,835
Accounts payable	32,071
Customer deposits	7,365
Taxes accrued	11,853
Interest accrued	87
Overrecovered gas and fuel costs	13,074
Exchange gas payable	7,740
Regulatory liabilities	275
Accrued liability for postretirement and pension benefits	2,259
Other accruals	23,686

Total current liabilities	111,245

Other:
Deferred income taxes	37,794
Deferred investment tax credits	1,750
Accrued liability for postretirement and pension benefits	5,279
Regulatory liabilities and other removal costs	19,720
Other noncurrent liabilities	24,723

Total other	89,266

Total Capitalization and Liabilities	$517,116

Exhibit #15

Columbia Gas of Maryland, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of March 31, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$88,802
Accumulated depreciation and amortization	(26,912)

Net Utility Plant	61,890

Other property and investments	1

Current Assets:
Cash and cash equivalents	4,819
Accounts receivable — less reserve	14,802
Unbilled revenue — less reserve	3,633
Gas inventory	634
Material and supplies, at average cost	278
Exchange gas receivable	2
Regulatory assets	157
Prepayments and other	2,060

Total Current Assets	26,385

Other Assets:
Regulatory assets	1,466
Deferred charges and other	93

Total Other Assets	1,559

Total Assets	$89,835

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$29,433
Long-term debt excluding amt due within one year	16,480

Total Capitalization	45,913

Current Liabilities:
Current portion of long-term debt	2,495
Accounts payable	5,102
Customer deposits	487
Taxes accrued	3,191
Interest accrued	6
Overrecovered gas and fuel costs	3,956
Exchange gas payable	622
Regulatory liabilities	42
Accrued liability for postretirement and pension benefits	570
Other accruals	5,546

Total current liabilities	22,017

Other:
Deferred income taxes	6,599
Deferred investment tax credits	636
Accrued liability for postretirement and pension benefits	928
Regulatory liabilities and other removal costs	13,138
Other noncurrent liabilities	604

Total other	21,905

Total Capitalization and Liabilities	$89,835